UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2018

CAPROCQ CORE REIT, INC.
(Exact name of issuer as specified in its charter)

Maryland	81-3797711
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1 Allied Drive, Suite 1715 Little Rock, Arkansas 72202
(Full mailing address of principal executive offices)

(501) 725-5530
(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of CapRocq Core REIT, Inc., a Maryland corporation, referred to herein as “we”, “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for dividends or distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated March 17, 2017 filed pursuant to Rule 253(g)(2) (the “Offering Circular”) under the caption “RISK FACTORS,” which are incorporated herein by reference.

https://www.sec.gov/Archives/edgar/data/1687237/000114420417018635/v463284_253g2.htm

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

We were incorporated as a Maryland corporation on August 24, 2016, with the purpose of identifying, acquiring, owning, operating and selling a portfolio of commercial properties, with a primary focus on value-added office space. We may also pursue, in an opportunistic manner, other real estate-related investments, including but not limited to selective retail/mixed-use and/or medical use properties, equity or other ownership interests in entities that are the direct or indirect owners of real property, or indirect investments in real property, such as those that may be obtained in a joint venture. We anticipate that any such equity or joint venture investments will primarily be made through controlling interests in such entities, though we may make investments through noncontrolling interests in the sole discretion of our external advisor, CapRocq Core Advisors, LLC, a Delaware limited liability company (the “Advisor”), subject to our investment guidelines.

As of September 24, 2018, our portfolio consisted of the Village on the Creeks—Colgate Property (the “Village on the Creeks—Colgate Property”), a 51,116 square foot office building constructed in 2004 and located on 2.93 acres at 5211 West Village Parkway in Rogers, Arkansas. We acquired the Village on the Creeks—Colgate Property on September 29, 2017, following the initial closing of the offering of our common stock described in the Offering Circular (the “Offering”).

Our operating partnership, CapRocq Core Holdings, L.P., a Delaware limited partnership, holds substantially all of our assets and conducts substantially all of our business. As of September 24, 2018, we owned approximately 73% of the units of limited partnership interests in our operating partnership (“OP Units”), on a fully diluted basis. Our operating partnership has elected to file as a limited partnership and is not directly subject to income taxes.

We have elected to be taxed as a REIT under Section 856(c) of the Internal Revenue Code. In order to continue to qualify as a REIT, we must distribute to our stockholders each calendar year at least 90% of our taxable income (excluding net capital gains and income from operations or sales through a TRS). These qualifications were met during the six month periods ended June 30, 2018 and 2017, respectively, and management is continuously evaluating the activities of the Company to ensure these qualifications are met. If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify as a REIT for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and results of operations.

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Results of Operations

For the six-month period ended June 30, 2018

As of June 30, 2018, we held one asset, the Village on the Creeks—Colgate Property. We closed on the Village on the Creeks—Colgate Property and commenced operations on September 29, 2017, resulting in significant changes relative to the six month period ended June 30, 2017.

For the six month period ended June 30, 2018, the Village on the Creeks—Colgate Property delivered (i) total revenues from operations of $519,805, (ii) operating costs, excluding depreciation and amortization, interest, and property management fees, of $96,826, and (iii) net operating income of $422,979. After deducting depreciation and amortization, interest expense and property management fees, we had net income from the Village on the Creeks—Colgate Property of $172,959 for the six month period.

For the six month period ended June 30, 2018, we incurred operating, general and administrative expenses of approximately $173,791, which included auditing and professional fees, organizational costs and other costs associated with operating our business.

For the six months ended June 30, 2018, we had an aggregate net loss of $26,905, primarily attributable to the payment of expenses, including interest, related to the Village on the Creeks—Colgate Property and our Offering.

On March 14, 2018, we entered into a non-binding letter of intent for the potential acquisition of a portfolio of office buildings, in connection with which we made a refundable earnest deposit of $1.0 million to be held in escrow for the benefit of the owners of the subject properties.  The non-binding letter of intent had a 90-day exclusivity period, which expired on June 14, 2018. No agreement has been reached with respect to our acquisition of the properties, and as of September 24, 2018, there is no letter of intent or agreement in place with respect to such acquisition.  However, we are continuing to evaluate the potential acquisition, and the refundable earnest deposit remains in escrow and is included as earnest money in other assets on the Consolidated Balance Sheets as of June 30, 2018.

For the six-month period ended June 30, 2017

During the period from January 1, 2017 to June 30, 2017, we had not yet commenced active operations and were in our organizational and development stage. We incurred $21,847 of expenses during that period and had no revenues, resulting in a net loss of $21,847 during the period.

Liquidity and Capital Resources

As of June 30, 2018, we had cash on hand of $2,577,643. We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from the Offering, cash flow from operations, net proceeds from sales and borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from the Offering to conduct our operations. We obtain the capital required to originate, invest in and manage a diversified portfolio of commercial real estate investments and conduct our operations from the proceeds of the Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2018, we had made one real estate acquisition for approximately $9.3 million and had approximately $2.58 million in cash. In addition, we had future funding commitments up to an additional $4.8 million related to our non-controlling interests in our operating partnership. We anticipate that proceeds from the Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

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Our business model is intended to drive growth through acquisitions. Access to the capital markets is an important factor for our continued success. We expect to continue to issue equity in our company through the Offering with proceeds being used to acquire additional target properties.

Our liquidity needs are primarily to fund (i) operating expenses and cash dividends; (ii) property acquisitions; (iii) deposits and fees associated with long-term debt financing for our properties; (iv) recurring capital expenditures; (v) debt repayments; (vi) payment of principal of, and interest on, outstanding indebtedness; and (vii) corporate and administrative costs.

We currently have one mortgage payable outstanding with a balance of approximately $6.0 million as of June 30, 2018. Our aggregate leverage may not exceed 70% without approval from the board of directors. Our board of directors may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors.

Pursuant to a Private Placement Memorandum dated as of September 1, 2017, the operating partnership has offered and sold special units of its limited partnership interests (the “Units”), exclusively to persons who are “accredited investors,” as that term is defined in Rule 501 of Regulation D, and who have a preexisting, substantive relationship with the Advisor and its affiliates, excluding the Company (the “OP Offering”). In connection with the OP Offering, the operating partnership has issued 231,679 Units in exchange for capital commitments totaling $7,000,000. Approximately $1,000,000 in proceeds from the OP Offering was used to finance the acquisition of the Village on the Creeks—Colgate Property.

Item 2.	Other Information

None.

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Item 3.	Financial Statements

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CAPROCQ CORE REIT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of June 30, 2018 (unaudited) and December 31, 2017 (audited)

	As of June 30, 2018 (Unaudited)	As of December 31, 2017
Assets
Real estate operating assets, net	$9,108,874	$9,171,571

Other assets:
Cash	2,577,643	3,240,127
Rents receivable	17,545	26,718
Earnest money	1,000,000	52,195
Other assets	226,253	-

Total other assets	3,821,441	3,319,040

Total assets	$12,930,315	$12,490,611

Liabilities and Shareholders' Equity
Liabilities:
Mortgage payable, net of debt issuance costs	$5,997,242	$6,063,895
Accounts payable and accrued expenses	149,324	157,498
Deferred rent	21,223	-
Due to related parties	4,017	4,017

Total liabilities	6,171,806	6,225,410

Shareholders' equity:
Preferred stock, $0.001 par value; 250,000,000
shares authorized; no shares issued and outstanding	-	-
Common stock, $0.001 par value; 750,000,000
shares authorized; 558,345 and 506,204 issued
and outstanding as of June 30, 2018 and
December 31, 2017, respectively	558	506
Additional paid-in capital	4,777,646	4,391,835
Accumulated deficit	(285,654)	(212,795)
Accumulated other comprehensive income (loss)	87,462	(47,127)

Total shareholders' equity before noncontrolling interests	4,580,012	4,132,419

Noncontrolling interests	2,178,497	2,132,782

Total shareholders' equity	6,758,509	6,265,201

Total liabilities and shareholders' equity	$12,930,315	$12,490,611

See notes to consolidated financial statements.

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CAPROCQ CORE REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the six months ended June 30, 2018 (unaudited) and June 30, 2017 (unaudited)

	For the Six	For the Six
	Months Ended	Months Ended
	June 30, 2018	June 30, 2017
	(Unaudited)	(Unaudited)
Revenue
Net rent revenue	$519,805	$-

Expenses
Property operations:
Salaries	45,262	-
Utilities	17,136	-
Repair and maintenance	12,310	-
Taxes and insurance	51,013	-
Depreciation and amortization	92,659	-
Miscellaneous operating	16,308	-

Total property operations expenses	234,688	-

Administration:
Management fees	84,776	-
Organization costs	4,875	21,847
Professional fees	84,140	-

Total administration expenses	173,791	21,847

Total expenses	408,479	21,847

Net operating income (loss)	111,326	(21,847)

Interest expense	(138,231)	-

Net loss before noncontrolling interest	(26,905)	(21,847)

Less: net income attributable to noncontrolling interest	45,954	-

Net loss attributable to CapRocq Core REIT, Inc.	$(72,859)	$(21,847)

Loss per share:
Loss per common share, basic and diluted	$(0.14)	$(7,282)

Weighted average number of common shares
outstanding, basic and diluted	537,972	3

See notes to consolidated financial statements.

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CAPROCQ CORE REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the six months ended June 30, 2018 (unaudited) and June 30, 2017 (unaudited)

	For the Six	For the Six
	Months Ended	Months Ended
	June 30, 2018	June 30, 2017
	(Unaudited)	(Unaudited)

Net loss	$(26,905)	$(21,847)

Other comprehensive income:
Net unrealized gain on cash flow hedge	192,270	-

Total comprehensive income (loss)	165,365	(21,847)

Less: comprehensive income attributable to
noncontrolling interest	103,635	-

Comprehensive income (loss) attributable to
CapRocq Core REIT, Inc.	$61,730	$(21,847)

See notes to consolidated financial statements.

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CAPROCQ CORE REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the six months ended June 30, 2018 (unaudited)

	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Noncontrolling
	Shares	Amount	Capital	Deficit	Income (Loss)	Interest	Total

Balance, December 31, 2017	506,204	$506	$4,391,835	$(212,795)	$(47,127)	$2,132,782	$6,265,201

Common stock issued, net	52,141	52	521,049	-	-	-	521,101

Dividends paid	-	-	(135,238)	-	-	(57,920)	(193,158)

Net income (loss)	-	-	-	(72,859)	-	45,954	(26,905)

Other comprehensive income	-	-	-	-	134,589	57,681	192,270

Balance, June 30, 2018	558,345	$558	$4,777,646	$(285,654)	$87,462	$2,178,497	$6,758,509

See notes to consolidated financial statements.

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CAPROCQ CORE REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2018 (unaudited) and June 30, 2017 (unaudited)

	Six Months Ended
	June 30, 2018	June 30, 2017

Cash Flows from Operating Activities
Net loss	$(26,905)	$(21,847)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation	92,659	-
Amortization of debt issuance costs included
in interest expense	239	-
Changes in operating assets and liabilities:
Rents receivable	9,173	-
Deferred offering costs	-	(123,511)
Other assets	(28,915)	-
Accounts payable and accrued expenses	38,953	5,732
Deferred revenue	21,223	-
Due to related party	-	139,626

Net cash provided by operating activities	106,427	-

Cash Flows from Investing Activities
Purchase of building improvements	(29,962)	-
Earnest money on acquisition of real estate	(1,000,000)	-

Net cash used in investment activities	(1,029,962)	-

Cash Flows from Financing Activities
Payments on mortgage payable	(66,892)	-
Common stock issued	521,101	-
Dividends paid	(193,158)	-

Net cash provided by financing activities	261,051	-

Net decrease in cash	(662,484)	-

Cash, beginning of period	3,240,127	100

Cash, ending of period	$2,577,643	$100

Supplemental Disclosure of Cash Flow Information
Unrealized gain in fair value of interest rate swap agreement	$192,270	$-

Interest paid	$137,992	$-

Noncash Financing Activities
Deferred offering costs included in accounts payable
and due to related party	$-	$123,511

See notes to consolidated financial statements.

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CAPROCQ CORE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 1 – Organization

CapRocq Core REIT, Inc. (“REIT”) was formed on August 24, 2016 (date of inception), as a Maryland corporation, to acquire, reposition, renovate, lease and manage commercial income-producing real estate.

CapRocq Core Holdings, L.P. (“Holdings”), a subsidiary of REIT, was formed on August 25, 2016, as a Delaware limited liability company. Holdings is the sole member of its subsidiary CCR VOC, LLC (“CCR VOC”), which was formed on November 17, 2016, for the purpose of acquiring, leasing, and ultimately disposing of certain real estate. Substantially all of the assets of REIT and its subsidiaries (collectively, the “Company”) will be held by, and operations will be conducted through, Holdings. REIT is the general partner of Holdings.

The REIT is externally managed and advised by CapRocq Core Advisors, LLC (the “Advisor”), a Delaware limited liability company. The Advisor administers the business activities, day-to-day operations, and makes all investment decisions for the REIT.

On November 23, 2016, the Company filed with the United States Securities and Exchange Commission (the “SEC”) an offering statement on Form 1-A (the “Offering Statement”) pursuant to Regulation A under the Securities Act of 1933, as amended. The Offering Statement was qualified by the SEC on March 31, 2017. Pursuant to the offering circular contained in the Offering Statement, the Company commenced an offering of a minimum of $4,250,000 and a maximum of $50,000,000 of its common stock for a fixed price of $10.00 per share. As of September 29, 2017, the Company raised the minimum capital, pursuant to the Offering Statement, and broke escrow.

Note 2 – Summary of Significant Accounting Policies

Principles of consolidation

The accompanying consolidated financial statements include the accounts of REIT and its subsidiaries, Holdings and CCR VOC. All material intercompany accounts and transactions are eliminated in consolidation.

Noncontrolling interests

The noncontrolling interests are interests in the subsidiaries that are not wholly owned by the Company.

Basis of presentation

The Company utilizes the accrual basis of accounting for financial reporting purposes in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

These interim financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2017. Management believes that the consolidated financial statements contain all adjustments necessary for a fair presentation of the results for the interim period presented. All adjustments were of a normal, recurring nature. The results of operations for the interim period are not necessarily indicative of the results for the entire fiscal year.

Real estate

The Company recognizes real estate at cost when purchased. Contributed real estate is recorded at the fair value of the net assets and liabilities on the date of the contribution.

The Company evaluates the inputs, processes, and outputs of assets acquired to determine if the transaction is a business combination or asset acquisition. If the acquisition qualifies as a business combination, the related transaction costs are recorded as an expense in the consolidated financial statements. If the acquisition qualifies as an asset acquisition, the related transaction costs are generally capitalized and subsequently amortized over the useful life of the acquired assets.

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In business combinations, the Company allocates the purchase price of acquired properties to tangible (principally land and buildings) and identifiable intangible assets (e.g., tenant relationships and in-place, above market leases) or liabilities (e.g., below market leases) based on their respective fair values. In addition, any assumed mortgages receivable or payable and any assumed or issued noncontrolling interests are recorded at their estimated fair values.

For asset acquisitions, the costs, including acquisition costs, are allocated to acquired tangible assets (principally land and buildings) based upon the estimated relative fair values of tangible assets at acquisition.

Management evaluates its real estate assets for possible impairment whenever there is an event or change in circumstances that indicates impairment in value such as change in market conditions, tenant performance or legal structure. If circumstances indicate that the carrying value of real estate assets may not be recoverable, management will evaluate the asset for impairment. This evaluation is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the real estate's use and eventual disposal. If the property's estimated cash flows on an undiscounted basis are less than its carrying value, it would be determined to be impaired and written down to its estimated fair value. Fair value is defined as the amount for which the asset could be bought or sold in a current transaction, that is, other than a forced or liquidation sale. The Company did not record any impairment charges related to real estate during the six months ended June 30, 2018 or 2017.

Depreciation

Depreciation is computed using the straight-line method. Estimated useful lives range generally from 3 to 40 years on buildings and major improvements. Maintenance and repairs that do not improve or extend the useful lives of the related assets are charged to operations as incurred. Tenant improvements are capitalized and depreciated over the life of the related lease or their estimated useful life, whichever is shorter. If a tenant vacates its space prior to the contractual termination of its lease, the undepreciated balance of any tenant improvements is written off if they are replaced or have no future value.

Cash

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. Cash consists of amounts that the Company has on deposit with major commercial financial institutions. Certain cash balances are held separately to provide for tenant security deposits, and consisted of approximately $7,000 as of June 30, 2018 and December 31, 2017. There were no tenant security deposits as of June 30, 2017.

Concentrations of credit risk

The Company maintains cash deposits which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes it is not exposed to any significant credit risk on cash and cash equivalents and that its policies are adequate to minimize potential credit risks.

Rents receivable

Rents receivable include amounts due to the Company for rents and reimbursements from tenants. Rents receivable are stated at the amount billed to tenants plus any accrued and unpaid late charges. Rent is ordinarily due at the beginning of each month. The allowance for doubtful accounts, including an allowance for accrued rent receivables, is based on an individual credit evaluation and the specific circumstances of the tenant. The Company monitors the liquidity and credit worthiness of its tenants on an ongoing basis. There was no allowance for doubtful accounts as of June 30, 2018 or December 31, 2017.

Fair value of financial instrument

The estimated fair value of the Company's financial instruments, including cash, receivables, payables, and mortgage payable arising in the ordinary course of business, approximate their individual carrying amounts based on the nature of the financial instruments and due to the relatively short period of time between origination and expected realization for receivables and payables and consistency in interest rates from the time of loan origination to period end.

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Leasing commissions

Cost associated with leasing commissions are capitalized and amortized using the straight-line method over the life of the corresponding lease and included in other assets in accompanying consolidated balance sheet. Amortization will commence at the commencement of the lease, which is December 2018.

Debt issuance costs

Debt issuance costs represent legal fees and other costs associated with obtaining long-term financing. Debt issuance costs of approximately $3,300 as of June 30, 2018 and December 31, 2017, net of accumulated amortization of approximately $400 and $100, are included on the accompanying consolidated balance sheet as of June 30, 2018 and December 31, 2017, respectively, as a reduction in mortgage payable. All costs are considered long-term and are amortized over the life of the respective mortgage payable. Amortization expense is included as a component of interest expense on the accompanying consolidated statement of operations for the six months ended June 30, 2018. There were no debt issuance costs amortized during the six months ended June 30, 2017.

Loss per common share

Loss per common share has been computed on the basis of the weighted-average number of common shares outstanding during each period presented.

Income taxes

The Company operates and is taxed as a real estate investment trust for federal income tax purposes. To continue to qualify as a real estate investment trust, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its shareholders. These qualifications were met during the six months ended June 30, 2018 and 2017, and management is continuously evaluating the activities of the Company to ensure these qualifications are met. As a real estate investment trust, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to shareholders.

The Company is subject to United States federal, state, and local income tax examinations by tax authorities since August 24, 2016, the date of inception.

Derivative instruments and hedging activities

The Company holds derivative financial instruments for the purpose of managing the risk related to the variability of cash flows caused by movements in interest rates on variable rate debt. The Company documents its risk management strategy and hedge effectiveness at the inception of and during the term of each hedge. The Company holds such derivatives only for the purpose of managing risks, not for speculation.

The Company has designated its interest rate swap agreements as cash flow hedges, and changes in the fair value of the swaps are recognized in other comprehensive income until the hedged items are recognized in earnings. Hedge ineffectiveness, if any, associated with the swaps will be reported by the Company in interest expense.

Hedge accounting is discontinued when it is determined that a derivative instrument is not highly effective as a hedge. Hedge accounting is also discontinued when: (1) the derivative instrument expires; is sold, terminated or exercised; or is no longer designated as a hedge instrument because it is unlikely that a forecasted transaction will occur; (2) a hedged firm commitment no longer meets the definition of a firm commitment; or (3) management determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued, the derivative instrument will be either terminated, continue to be carried on the balance sheet at fair value, or designated as the hedging instrument in either a cash flow or fair value hedge, if the relationship meets all applicable hedging criteria. Any asset or liability that was previously recorded as a result of recognizing the value of a firm commitment will be removed from the balance sheet and recognized as a gain or loss in the current period earnings. Any gains or losses that were accumulated in other comprehensive income from hedging a forecasted transaction will be recognized immediately in current period earnings, if it is probable that the forecasted transaction will not occur.

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Straight-line rent receivable and revenue recognition

On January 1, 2018, the Company concurrently adopted Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers. ASC 606 has superseded nearly all existing GAAP revenue recognition guidance, although its scope excludes lease contracts which represents the Company's source of revenue.

As such, rental revenue is recognized when earned in accordance with the terms of the respective leases on a straight-line basis for the period of occupancy using the average monthly rental revenue. Accordingly, rental revenue is recognized over the term of the lease. Amounts earned and recognized, but not yet collected, or amounts collected, but not yet earned and recognized on the straight-line basis, are recorded in other assets on the accompanying consolidated balance sheets. Current leases consist of a monthly base rental amount and an additional amount based on operating expenses, common area maintenance, or other contingent amounts as defined in the lease agreements. Contingent amounts are recognized only after the contingency has been removed, which may result in the recognition of rental revenue in periods subsequent to when such payments are received. Tenant charges include late fees, as well as reimbursement of real estate taxes, insurance, repairs, maintenance, and other operating expenses as defined in accordance with the lease agreement. Tenant charges are recognized as revenues when incurred and reimbursements are recognized and presented gross because the Company is the primary obligor, has discretion in selecting the supplier, and bears the associated credit risk.

Recent accounting pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The standard is effective on January 1, 2019, including interim periods within, with early adoption permitted. The adoption of ASU 2016-02 is not expected to have a material impact on the consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The new guidance is intended to more closely align hedge accounting with entities' hedging strategies, simplify the application of hedge accounting, and increase the transparency of hedging programs. The amendments in ASU 2017-12 are effective for the Company beginning on January 1, 2019, and interim periods within. For cash flow and net investment hedges existing at the date of adoption, ASU 2017-12 must be applied through a cumulative-effect adjustment. The amended presentation and disclosure guidance is required only prospectively. The adoption of ASU 2017-12 is not expected to have a material impact on the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

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Note 3 – Real Estate

Real estate consisted of the following as of June 30, 2018 and December 31, 2017:

	June 30, 2018	December 31, 2017

Land	$700,000	$700,000
Buildings and building improvements	8,592,979	8,563,017

Real estate operating assets, gross	9,292,979	9,263,017
Less: accumulated depreciation	(184,105)	(91,446)

Real estate operating assets, net	$9,108,874	$9,171,571

As of June 30, 2018 and December 31, 2017, the Company's real estate consisted primarily of the land, buildings, improvements, furniture and fixtures related to the following property:

Property Address		Holdings Ownership Percentage	Commercial Property Type

5211 W. Village Parkway (1)	Rogers, Arkansas	100%	Office

(1)	Village on the Creeks—Colgate Property Owned by CCR VOC.

Note 4 – Operating Leases

As of June 30, 2018, the Company leases commercial office space to five tenants under various noncancelable operating leases. These leases have monthly payments ranging from approximately $5,000 to approximately $28,000 with maturities ranging from November 2018 through December 2026.

Minimum future rents receivable on noncancelable operating leases as of June 30, 2018, are as follows:

2019	$1,002,713
2020	576,192
2021	256,645
2022	263,122
2023	269,762
Thereafter	850,239

Total	$3,218,673

As of June 30, 2018, two of the five operating leases comprised approximately 67% of future rents receivable, and approximately 49% of the total square feet available for rent. Approximately 65% of net rent revenue recognized during the six months ended June 30, 2018, was earned from the same two operating leases.

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Note 5 – Mortgage Payable

A mortgage payable to a financial institution consisted of the following as of June 30, 2018:

Property	Stated Interest Rate*	Stated Maturity Date*	Stated Monthly Installment*	Principal Balance	Unamortized Debt Issuance Costs

VOC-Colgate (1)	4.57%	9/29/2024	$29,278	$6,000,230	$2,988

*	As of June 30, 2018. Stated monthly installments include principal and interest.

(1)	Interest rate determined by the LIBOR base rate plus 2.26 percentage points. The mortgage payable is guaranteed by the Company and is collateralized by the property.

A mortgage payable to a financial institution consisted of the following as of December 31, 2017:

Property	Stated Interest Rate*	Stated Maturity Date*	Stated Monthly Installment*	Principal Balance	Unamortized Debt Issuance Costs

VOC-Colgate	4.57%	9/29/2024	$29,278	$6,067,122	$3,227

Aggregate annual maturities of the mortgage payable as of June 30, 2018, are:

2019	$210,078
2020	148,263
2021	155,162
2022	162,413
2023	169,994
Thereafter	5,154,320
Unamortized debt issuance costs	(2,988)

Total	$5,997,242

Note 6 – Holdings Allocation of Income and Losses

In accordance with the Amended and Restated Agreement of Limited Partnership of Holdings between REIT and the limited partners of Holdings, income and losses of Holdings shall be allocated to the partners in accordance with their respective percentage interests. Losses shall not be allocated to a limited partner to the extent that such allocation would cause a deficit in the partner's capital account.

Holdings shall distribute cash at times and amounts determined by the board of directors to REIT, as the general partner, in accordance with their respective percentage interests. REIT, the general partner, has full, complete and exclusive discretion to manage and control the business of Holdings.

Note 7 – Equity

The Company is authorized to issue up to 750,000,000 shares of common stock at $0.001 par value per share and 250,000,000 shares of preferred stock at $0.001 par value per share. The aggregate value of all authorized shares having par value is $1,000,000. Shareholders of the Company's common stock are entitled to receive dividends when authorized by the Company's board of directors. The board of directors is authorized, without further shareholder action, to provide for the issuance of preferred stock, in one or more classes or series, with such terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as the board of directors approves.

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During the six months ended June 30, 2018, the Company raised approximately $521,000 through the sale of 52,141 common shares at $10.00 per share. Subsequent to June 30, 2018, the Company raised approximately $200,000 through the sale of approximately 17,900 shares of common stock. On January 30, 2018, the Company declared a dividend of $0.125 per share with an ex-dividend date of February 15, 2018, and a payment date of March 1, 2018.  On April 30, 2018, the Company declared a dividend of $0.125 per share with an ex-dividend date of May 8, 2018, and a payment date of May 15, 2018.

Note 8 – Related Party Arrangements

Subject to certain restrictions and limitations, the Advisor is responsible for managing the Company's affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company. The Advisor and certain affiliates of the Advisor will receive fees and compensation in connection with the Company's public offering, and the acquisition, management, and sale of the Company's real estate investments.

Property management fees are paid for on-site property management, accounting, and administrative services for properties owned by the Company. Property management fees of approximately $16,000 were earned during the six months ended June 30, 2018, which were paid to entities with oversight and ownership by a member of the board of directors and an officer of the Advisor. There were no such fees paid for the six months ended June 30, 2017.

Leasing commissions are paid to brokers for finding tenants to lease real estate owned by CCR VOC. The leasing commission is paid to the brokers once the lease is signed, and it is based on an agreed upon percentage of the total rental income of the lease. Leasing commissions of approximately $25,000 were incurred during the six months ended June 30, 2018, which were paid to entities owned by officers and advisors of the REIT.

Financing fees are paid at 1% of the principal balance of financing obtained. Such fees are calculated in accordance with the Advisory Agreement among REIT, Holdings and the Advisor. There were no financing fees incurred during the six months ended June 30, 2018. There were no such fees paid for the six months ended June 30, 2017.

Acquisition fees are paid at 1.5% of the acquisition cost for each investment made. The acquisition fee will be in addition to any third-party real estate brokerage commissions incurred by the Company. Such fees are calculated in accordance with the Advisory Agreement among REIT, Holdings and the Advisor. There were no acquisition fees incurred during the six months ended June 30, 2018. There were no such fees paid for the six months ended June 30, 2017.

Asset management fees are paid monthly at 2% per annum of shareholders' equity adjusted for certain noncash items. Such fees are calculated in accordance with the Advisory Agreement among REIT, Holdings and the Advisor. Asset management fees of approximately $64,000 were incurred during the six months ended June 30, 2018. There were no such fees paid for the six months ended June 30, 2017.

Incentive fees are paid quarterly at 20% of adjusted funds from operations over the weighted average of common shares sold, multiplied by the issue price and 7%. Such fees are calculated in accordance with the Advisory Agreement among REIT, Holdings and the Advisor. There were no such fees paid for the six months ended June 30, 2018 or 2017.

Earnest money is paid for the purpose of a deposit on the purchase price to purchase property. Earnest money of $1,000,000 was capitalized by Holdings during the six months ended June 30, 2018 pursuant to a non-binding letter of intent for the potential acquisition of a portfolio of office buildings, which was paid to an escrow agent to be held for the benefit of the owners of the subject properties.

Note 9 – Derivative Instruments and Hedging Activities

The Company acquired an interest rate swap agreement as of September 29, 2017. The agreement is intended to convert floating interest rate payments to fixed interest rate payments on the mortgage payable held by CCR VOC described in Note 5. As such, the agreement was recorded as a settlement value when the agreement was effective and subsequent changes in the settlement value of the agreement have been recognized as other comprehensive income (loss). The settlement value of the swap agreement is included on the consolidated balance sheet in other assets or accounts payable and accrued expenses. The swap agreement is utilized to manage interest rate exposures and is designated as a highly effective cash flow hedge, perfectly matched with the terms of its underlying financial instrument. No hedge ineffectiveness was calculated and charged to current earnings during the six months ended June 30, 2018. The swap agreement, whose notional amount is $6,000,230 as of June 30, 2018, expires in 2024, and contains a fixed rate of 4.57%. Included in accumulated other comprehensive income (loss) on the accompanying consolidated balance sheet is a gain (loss) on this cash flow hedge of approximately $145,000 and ($47,000) as of June 30, 2018 and December 31, 2017, respectively.

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Note 10 – Fair Value of Financial Instruments

The Company follows a framework for measuring fair value under U.S. GAAP and establishing disclosures about fair value measurements. This framework applies to all financial instruments that are being measured and recognized at fair value on a recurring and nonrecurring basis.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various methods including market, income, and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

•	Level 1 – Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

•	Level 2 – Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted priced in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.

•	Level 3 – Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

During the six months ended June 30, 2018, there were no changes in the Company's valuation techniques that had, or are expected to have, a material impact on its consolidated financial position or results of operations. There was no interest rate swap agreement in effect during the six months ended June 30, 2017.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Cash flow hedge – The settlement value of the cash flow hedge was provided by valuation specialists. Certain derivatives, with limited market activity, are valued using externally developed models that consider observable market parameters, including interest rate market data.

Fair value on a recurring basis

The balance of assets measured at fair value on a recurring basis as of June 30, 2018, are as follows:

	Total	Level 1	Level 2	Level 3

Cash flow hedge	$145,143	$-	$145,143	$-

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The balance of liabilities measured at fair value on a recurring basis as of December 31, 2017, are as follows:

	Total	Level 1	Level 2	Level 3

Cash flow hedge	$(47,127)	$-	$(47,127)	$-

Note 11 – Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through September 24, 2018, the date the consolidated financial statements were available to be issued.

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Item 4.	Exhibits

Exhibit Number	Description
2.1	Articles of Incorporation of CapRocq Core REIT, Inc., incorporated by reference to Exhibit 2.1 of the Company’s Form 1-A filed on November 23, 2016
2.2	Bylaws of CapRocq Core REIT, Inc., incorporated by reference to Exhibit 2.2 of the Company’s Form 1-A filed on November 23, 2016
4.1	Form of Subscription Agreement, incorporated by reference to Exhibit 4.1 of the Company’s Form 1-A/A filed on February 3, 2017
6.1	Amended and Restated Agreement of Limited Partnership of CapRocq Core Holdings, L.P., incorporated by reference to Exhibit 6.1 of the Company’s Form 1-K filed on April 30, 2018
6.2	Advisory Agreement by and among CapRocq Core REIT, Inc., CapRocq Core Holdings, L.P. and CapRocq Core Advisors, LLC, incorporated by reference to Exhibit 6.2 to the Company’s Form 1-SA filed on September 25, 2017
6.3	API & Data License Agreement by and between Direct Transfer, LLC and CapRocq Core REIT, Inc., dated January 26, 2017, incorporated by reference to Exhibit 6.4 of the Company’s Form 1-A/A filed on February 3, 2017
8.1	Subscription Escrow Agreement between and among Regions Bank, Boustead Securities, LLC and CapRocq Core REIT, Inc., incorporated by reference to Exhibit 8.1 to the Company’s Form 1-SA filed on September 25, 2017

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPROCQ CORE REIT, INC.,
a Maryland corporation

Date: September 24, 2018	By:	/s/ Franklin McLarty
Franklin McLarty
President and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: September 24, 2018	By:	/s/ Franklin McLarty
Franklin McLarty
President and Director
(Principal Executive Officer)

Date: September 24, 2018	By:	/s/ Beau Blair
Beau Blair
Chief Operating Officer, Treasurer, Secretary and Director
(Principal Accounting Officer and Principal Financial Officer)

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